Filed by Adara Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Adara Acquisition Corp.

Commission File No.: 001-40014

Alliance Entertainment’s AMPED Distribution Brings Home 26 Grammy Nominations Across Its Family of Independent Labels

Irvine, CA – January 27, 2023 – AMPED Distribution, a division of Alliance Entertainment Holding Corporation (“Alliance Entertainment”), a distributor and wholesaler of the world’s largest in stock selection of music, movies, video games, electronics, arcades, and collectibles, is proud to announce a resounding total of 26 nominations for the upcoming 2023 Grammy Awards. The recognition of artists in twenty-two unique categories is reflective of the eclectic, wide ranging profiles of AMPED label partners.

“We are privileged to work with an incredible depth and breadth of talented music partners, and we join in celebrating their nominations at this year’s Grammy Awards,” said Jeff Walker, CEO of Alliance Entertainment. “Our roster of label partners continues to create award winning music that influences and defines music culture across a dynamic range of genres including Rock, Blues, Alternative, Hard Rock, Metal, Country, Americana, Folk, Bluegrass, Rap, Hip-Hop, Jazz, World, Classical and more. We would like to thank all our label partners and musicians for allowing us to share in their ongoing success and reaffirm our commitment to expanding the reach of their songs and stories globally.”

Bonnie Raitt, (Redwing Records) leads the AMPED offerings with four nominations for her album Just Like That, including the coveted Song of the Year category. Bonnie leads the pack of established artists being honored under the AMPED umbrella such as Judy Collins for Spellbound (Cleopatra Records) in Best Folk Album, Danny Elfman for Best Boxed or special limited-Edition Packages for Big Mess (Anti-Epitaph Records) and Peter Rowan for Calling You From My Mountain (Rebel Records) for Best Bluegrass Album.

On their first recording in nine years, indi-rock darlings “Yeah Yeah Yeahs” were welcomed back in the arena with a nomination for Cool it Down (Secretly Canadian) in the Best Alternative Music Album category.

AMPED distributed titles dominate the blues category with 5 nominations between the Traditional and Contemporary Blues Album. Leading the division is Alligator Records with Shemekia Copeland’s Done Come Too Far for Contemporary Blues Album and Charlie Musselwhite in the Best Traditional Blues Album category for his Mississippi Sun release.

Blues Hall of Fame inductee John Mayall is recognized for his continued meaningful musical contributions to the blues world with his release The Sun is Shining Down (Forty Below Records) in the Traditional Blues Album. Nominated alongside Mayall in the Traditional Blues Album category is Ben Harper for his release Bloodline Maintenance (Chrysalis). Eric Gales’ Crown (Provogue Records) is celebrated for the Best Contemporary Blues Album.

For the complete list of AMPED Grammy Nominees, see below.

Song of the Year

•      Bonnie Raitt – Just Like That

Best Alternative Music Performance

•      Yeah Yeah Yeahs – Cool it Down

Best Alternative Music Album

•      Yeah Yeah Yeahs – Cool it Down

Best Americana Performance

•      Bonnie Raitt – Just Like That

Best Americana Album

•      Bonnie Raitt – Just Like That

Best Contemporary Blues Album

•      Ben Harper - Bloodline Maintenance

•      Eric Gales – Crown

•      Shemekia Copeland - Done Come Too Far

Best Traditional Blues Album

•      Charlie Musselwhite – Mississippi Son

•      John Mayall – The Sun is Shining Down

Best Jazz Vocal Album

•      Carmen Lundy – Fade to Black

Best Jazz Instrumental Album

•      Terri Lyne Carrington – New Standards Vol. 1

Best Folk Album

•      Judy Collins – Spellbound

Best Musical Theater Album

•      Jeanine Tesori – Caroline, or Change (The New Broadway Cast Recording)

Best Comedy Album

•      Randy Rainbow – A Little Brains, A little Talent

Best Album Notes

•      Andy Irvine – Andy Irvine/Paul Brady Special Edition

Best Traditional R & B Performance

•      Adam Blackstone - Legacy

Best Bluegrass Album

•      Peter Rowan – Calling You from My Mountain

Best Americana Performance

•      Bonnie Raitt – Just Like That

•      Blind Boys of Alabama – the Message (digital only single)

Best Engineered Album, Non-Classical

•      Father John Misty - Chloe and the Next 20th Century

Best Boxed or Special Limited-Edition Package

•      Danny Elfman – Big Mess

Best American Roots Performance:

•      Aaron Neville & the Dirty Dozen Brass Band on the Various Artists: Take me To the River: New Orleans

Best R&B Song

•      PJ Morton – Watch the Sun

Best R&B Album

•      PJ Morton – Watch the Sun

Best Gospel Performance/Song

•      PJ Morton – Watch the Sun

About AMPED Distribution

AMPED is one of the fastest growing, top-tier independent distributors committed to developing and growing independent artists and labels worldwide. A part of Alliance Entertainment, AMPED gives the indie community access to a global distribution system with the largest sales force, a seasoned and skilled staff that provides a suite of services and data second to none. AMPED’s customer base is the largest in the industry directly servicing brick and click retailers large and small along with (DTC) direct consumers. AMPED’s growing roster of labels include labels such as Believe Digital, Better Noise, Big Loud, Cleopatra Records, Compass Records, Earache, Empire, Epitaph Records, Exceleration Music (Alligator Records, Bloodshot Records, Candid, Side One Dummy, Tangerine) Fuga, GoodToGo, Herp Alpert Presents, Hopeless Records, Integral (PIAS, Harmonia Mundi), Kai Media, Kartel, Lex Records, Mascot, Merge Records, MNRK (eOne, Dualtone), Nettwerk Music Group, Nuclear Blast, Polyvinyl, Proper Music Group, Reservoir Media (Chrysalis, Tommy Boy), Ruf Records, Secretly Music Group, Shanachie, Smithsonian Folkways, Soul Food, Sub Pop, Tuff Gong, Warner Classics and more.

About Alliance Entertainment

Alliance Entertainment is a premier distributor of music, movies, and consumer electronics. We offer 485,000 unique in stock SKU’s, including over 57,300 exclusive compact discs, vinyl LP records, DVDs, Blu-rays, and video games. Complementing our vast media catalog, we also stock a full array of related accessories, toys and collectibles. With more than thirty-five years of distribution experience, Alliance Entertainment serves customers of every size, providing a robust suite of services to resellers and retailers worldwide. Our efficient processing and essential seller tools noticeably reduce the costs associated with administrating multiple vendor relationships, while helping omni-channel retailers expand their product selection and fulfillment goals. For more information, visit www.aent.com.

On June 23, 2022, Alliance Entertainment announced that it will become publicly listed through a merger transaction with Adara Acquisition Corp. (NYSE: ADRA, ADRA.U, ADRA.WS) (“Adara”), a publicly traded special purpose acquisition company.

About Adara Acquisition Corp.

Adara raised $115 million in February 2021 and its securities are listed on the NYSE American under the ticker symbols “NYSE: ADRA, ADRA.U, ADRA.WS”. Adara is a blank check company organized for the purpose of effecting a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization, or other similar business combination with one or more businesses or entities. Adara is led by its CEO, Thomas Finke (former Chairman and CEO of Barings LLC) and its director, W. Tom Donaldson (founder of Blystone & Donaldson). In addition to Messrs. Finke and Donaldson, Adara’s Board of Directors also include Frank Quintero, Dylan Glenn and Beatriz Acevedo-Greiff.

To learn more, please visit: https://www.adaraspac.com

Forward Looking Statements

Certain statements included in this press release that are not historical facts are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics, projections of market opportunity, expectations and timing related to Alliance Entertainment’s business, customer growth and other business milestones, potential benefits of the proposed business combination (the “Proposed Transactions”), and expectations related to the timing of the Proposed Transactions.

These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of Adara’s and Alliance Entertainment’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investor as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Alliance Entertainment and Adara.

These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political, and legal conditions; the inability of the parties to successfully or timely consummate the Proposed Transactions, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Proposed Transactions or that the approval of the stockholders of Adara or Alliance Entertainment is not obtained; failure to realize the anticipated benefits of the Proposed Transactions; risks relating to the uncertainty of the projected financial information with respect to Alliance Entertainment; risks related to the music, video, gaming, and entertainment industry, including changes in entertainment delivery formats; global economic conditions; the effects of competition on Alliance Entertainment’s future business; risks related to fulfilment network; risks related to expansion and the strain on Alliance Entertainment’s management, operational, financial, and other resources; risks related to operating results and growth rate; the business could be harmed the amount of redemption requests made by Adara’s public stockholders; and those factors discussed in Adara’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 under the heading “Risk Factors,” and the Current Report on Form 8-K filed on June 23, 2022 and other documents of Adara filed, or to be filed, with the SEC.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction.

For investor inquiries, please contact:

MZ Group

Chris Tyson/Larry Holub

(949) 491-8235

AENT@mzgroup.us

AMPED Press Contact:

Jocelynn Pryor

Marketing@AMPEDDistribution.com

******

Important Information and Where to Find It

This communication is being made in respect of the proposed merger transaction involving Adara and Alliance Entertainment. Adara has filed a registration statement on Form S-4 with the SEC, a definitive proxy statement/prospectus, and certain related documents, for use at the meeting of stockholders held to approve the proposed business combination and related matters. Investors and security holders of Adara are urged to read the definitive proxy statement/prospectus, and any amendments thereto and other relevant documents filed or to be filed with the SEC, carefully and in their entirety because they contain important information about Alliance Entertainment, Adara and the business combination. The definitive proxy statement has been mailed to stockholders of Adara as of the record date established for voting on the proposed business combination. Investors and security holders are also be able to obtain copies of the registration statement and other documents containing important information about each of the companies as and when such documents are filed with the SEC, without charge, at the SEC’s web site at www.sec.gov. The information contained on, or that may be accessed through, the websites referenced in this communication is not incorporated by reference into, and is not a part of, this communication.

Participants in the Solicitation

Adara and its directors and executive officers may be considered participants in the solicitation of proxies with respect to the proposed business combination. Alliance Entertainment and its executive officers and directors may also be deemed participants in such solicitation. Information about the directors and executive officers of Adara is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are included in the definitive proxy statement/prospectus and other relevant materials filed or to be filed with the SEC regarding the proposed business combination. Adara stockholders and other interested persons should read the definitive proxy statement/prospectus carefully before making any voting decisions. As they become available, these documents can be obtained free of charge from the sources indicated above.